02047150

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K



**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

PE 7-1-02

For the month of July, 2002

**Irsa Inversiones y Representaciones Sociedad Anónima**
(Exact name of Registrant as specified in its charter)



**Irsa Investments and Representations Inc.**
(Translation of registrant's name into English)

**Republic of Argentina**
(Jurisdiction of incorporation or organization)

**Bolívar 108
(C1066AAB)
Buenos Aires, Argentina**
(Address of principal executive offices)

Form 20-F ❄ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ❄

**IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA**
**(THE "COMPANY")**

**REPORT ON FORM 6-K**

Attached is an English translation of the summary of the letter dated July 24, 2002 filed by the Company with the Bolsa d*e Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on July 25, 2002, with respect to the resignation of Jeremiah O'Connor as director of the Company;

By letter dated July 24, 2002, the Company reported that the Board of directors accepted the resignation for personal matters of its director Jeremiah O'Connor.